Exhibit 3.19

State of Delaware Secretary of State Division of Corporations Delivered 05:32 PM 09/12/2006 FILED 05:32 PM 09/12/2006 SRV 060843081 — 4218715 FILE
State of Delaware
Limited Liability Company
Certificate of Formation
•	First: The name of the limited liability company is: FIS Capital Markets, LLC.

•	Second: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this September 12, 2006.

By:	/s/ Michael L. Gravelle
Authorized Person
Name: Michael L. Gravelle